UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market August | 2019

Azul Cargo Express and Mercado Libre sign commercial agreement for deliveries all over Brazil

São Paulo, August 29, 2019 –  Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served and flight departures, announces today that its cargo unit, Azul Cargo Express, signed a commercial agreement with Mercado Libre, Latin America’s largest e-commerce company. As a result, Azul Cargo Express will become the only air-shipping partner within Brazil for purchases made on Mercado Libre’s website.

"We are very excited to have Mercado Libre as our largest e-commerce partner. When it comes to shipping, customers want fast delivery and reliable service, and this is what we do best. We fly to more than 100 domestic destinations, have 250 franchise stores nationwide, and are able to reach more than 3,500 municipalities within 24 hours. Moreover, we are the only airline in 72% of the routes we serve. Our breadth of reach and delivery speed is unique in the country,” said John Rodgerson, Azul’s CEO.

“To our customers, this partnership means faster deliveries through Mercado Libre’s and Azul’s extensive network, covering the entire country with almost 900 daily flights. With Azul, we expect to significantly increase both the number and speed of deliveries,” said Leandro Bassoi, Vice-President of Mercado Envios, Mercado Libre’s Latin America shipping unit.

Azul’s cargo business grew 44% during the first half of the year, benefiting from Azul’s network and fleet expansion. E-commerce was by far the fastest source of revenue growth increasing 314% over last year. Mercado Libre currently represents 10% of Azul Cargo Express’ revenue.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 870 daily flights to 114 destinations. With an operating fleet of 130 aircraft and more than 12,000 crewmembers, the Company has a network of 220 non-stop routes as of June 30, 2019. In 2019, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and also best regional carrier in South America for the ninth consecutive time by Skytrax. In 2018, the Company was elected best airline by Kayak’s Flight Hacker Guide. Azul also ranked as most on-time airline in Brazil in 2018 according to FlightStats. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 29, 2019

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer